SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

AMAG Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00163U106
(CUSIP Number)

Robert Atchinson Adage Capital Partners GP, L.L.C. 200 Clarendon Street, 52nd Floor Boston, MA 02116 (617) 867-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 11 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163U106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,723,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,723,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00163U106	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,723,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,723,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00163U106	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,723,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,723,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 00163U106	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,723,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,723,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,723,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,723,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,723,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00163U106	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.01 per share (the "Shares"), of AMAG Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 100 Hayden Avenue, Lexington, Massachusetts 02421.

Item 2.	IDENTITY AND BACKGROUND
(a) This statement is filed by:

(i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the shares of Common Stock directly held by it;

(ii)
Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Common Stock directly held by ACP;

(iii)
Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the shares of Common Stock directly held by ACP;

(iv) Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock directly held by ACP;

(v) Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP, with respect to the shares of Common Stock directly held by ACP.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(c) The principal business of ACP is to invest in securities. The principal business of ACPGP is the management of the affairs of ACP. The principal business of ACA,  and each Managing Member is the management of investments in securities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00163U106	SCHEDULE 13D	Page 8 of 11 Pages

(f) ACP is a limited partnership organized under the laws of the State of Delaware.  ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware.  Messrs. Gross and Atchinson are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 3,723,909 shares of Common Stock to which this Schedule 13D relates were acquired by ACP for an aggregate purchase price of approximately $132,919,842 using working capital of ACP. ACPGP, ACA and Messrs. Atchinson or Gross control the investing and trading in securities of ACP. None of ACPGP, ACA or Messrs. Atchinson or Gross directly hold any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares reported herein for investment purposes in the ordinary course of business.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning, without limitation, potential business combinations, the business, operations, governance, management, strategy and future plans of the Issuer.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) In the aggregate, each of the Reporting Persons beneficially owns 3,723,909 shares of the Common Stock of the Issuer, representing approximately 17.6% of such class of securities. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 21,185,397 shares of the Common Stock of the Issuer outstanding as of July 29, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 5, 2011.

ACP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP.  ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA own directly any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to own beneficially the shares owned by ACP.  Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP.  Neither Mr. Atchinson nor Mr. Gross directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

(b) By virtue of their positions as general partner of ACP, managing member of ACPGP, and Managing Members of ACA, respectively, each of ACPGP, ACA and each of the Managing Members has the shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

(c) N/A
(d) N/A
(e) N/A

CUSIP No. 00163U106	SCHEDULE 13D	Page 9 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 00163U106	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2011

ADAGE CAPITAL PARTNERS, L.P.

By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually

CUSIP No. 00163U106	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE:  September 15, 2011

ADAGE CAPITAL PARTNERS, L.P.

By: Adage Capital Partners GP, L.L.C.,
its general partner

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ADAGE CAPITAL PARTNERS GP, L.L.C.

By: Adage Capital Advisors, L.L.C.,
its managing member

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

/s/ Phillip Gross
Name: Phillip Gross
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson
ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross
PHILLIP GROSS, individually